Exhibit 99.1

Dr. Reddy's Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills
Hyderabad – 500 034, Telangana, India
CIN: L85195TG1984PLC004507

Tel: + 91 40 4900 2900
Fax: + 91 40 4900 2999
Email: mail@drreddys.com
Web: www.drreddys.com

July 23, 2025

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY)

BSE Limited. (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub: Outcome of Board Meeting

Pursuant to Regulations 30 and 33 and other applicable provisions of Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”) and in furtherance to our letter dated June 23, 2025, we would like to inform that the Board of Directors of the Company, at their meeting held today, i.e. July 23, 2025, have inter alia approved the Unaudited Financial Results of the Company for the quarter ended June 30, 2025. We are enclosing herewith:

1.	Unaudited Consolidated Financial Results of the Company for the quarter ended June 30, 2025, prepared in compliance with International Financial Reporting Standards (IFRS) as issued by International Accounting Standards Board (IASB);

2.	Press Release on Unaudited Financial Results of the Company for the quarter ended June 30, 2025;

3.	Unaudited Consolidated Financial Results of the Company for the quarter ended June 30, 2025, as per Indian Accounting Standards;

4.	Unaudited Standalone Financial Results of the Company for the quarter ended June 30, 2025, as per Indian Accounting Standards; and

5.	Limited Review Reports of the Statutory Auditors on the Unaudited Standalone and Consolidated Financial Results as mentioned at serial nos. 3 & 4.

The Board Meeting commenced at 2:15 p.m. IST and concluded at 3:43 p.m. IST.

This is for your information and records.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR

Encl: as above